Exhibit 99.1

Procaps Group Reports Preliminary First Quarter 2022 Results

Net Revenues Increased by 11% to U$ 86 million, with Adjusted EBITDA Up 15% Year-Over-Year to $9 Million

MIAMI, FL – BARRANQUILLA, COL – June 2, 2022 – Procaps Group S.A. (NASDAQ: PROC) (“Procaps”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today announced its preliminary financial results for the quarter ended March 31, 2022 (“Q1-22”).

Preliminary Q1-22 Results Highlights

●	Net revenues for Q1-22 totaled $86 million, an increase of 11% when compared with the quarter ended March 31, 2021 (“Q1-21”), primarily driven by strong demand across Procaps Colombia, CAN and CASAND, as well as from our continued rollout of new product launches.
●	Adjusted EBITDA increased by 15% to $9 million for Q1-22, with an Adjusted EBITDA margin of 11% for the quarter.

	Q122	Q121	Δ%
Net Revenues	86	77	11%
Adjusted EBITDA	9	8	15%
Adj. EBITDA margin	11%	10%	45	bps

“Our first quarter of 2022 continued our previous year’s momentum with significant demand across business units supported by the ongoing rollout of new product launches. As previously announced, we expect that the acquisition of Grupo Somar (including Química y Farmacia, Gelcaps and related entities) from Advent International will provide us with an important presence in Mexico, the region’s second largest market, and further strengthen our future outlook. We look forward to sharing more details on our first quarter financial results conference call in the next few weeks,” said Rubén Minski, CEO of Procaps.

First Quarter 2021 Preliminary Financial Results

Net Revenues

Net revenues for Q1-22 totaled $85.6 million, representing an increase of 10.6% when compared to net revenues of $77.4 million for Q1-21.

The increase was primarily driven by positive performances in the Procaps Colombia, CAN and CASAND business units. The increase in net revenues was partially offset by macroeconomic headwinds, particularly the depreciation of certain local currencies in the countries where Procaps operates to the U.S. dollar and certain global supply chain issues.

Net revenue by strategic business unit (“SBU”) is shown below:

	Q122	%NR	Q121	%NR	Δ%
CAN	11.3	13.2%	8.3	10.8%	35.1%
CASAND	12.6	14.7%	10.5	13.5%	19.8%
Diabetrics	4.6	5.4%	6.5	8.4%	-28.9%
Nextgel	25.3	29.6%	25.0	32.3%	1.4%
Procaps Colombia	31.9	37.2%	27.1	35.0%	17.4%
Total Net Revenues	85.6	100.0%	77.4	100.0%	10.6%

Central America North (CAN)

The 35.1% increase in net revenues for the CAN SBU from $8.3 million for Q1-21 to $11.3 million for Q1-22 was primarily due to the increased demand for both Rx and OTC products, such as Betaduo, Nutrigel and Foskrol.

Central America South and Andean Region (CASAND)

The 19.8% increase in net revenue for the CASAND SBU from $10.5 million for Q1-21 to $12.6 million for Q1-22 was primarily due to further development and the rollout of new products in the region, such as Fortzink, Derovit and Vitybell, and the continued strengthening of sales of existing brands in key growth markets, such as Betaduo, Albisec and Alercet.

Diabetrics

The Diabetrics SBU experienced a decrease in net revenue of 28.9% from $6.5 million for Q1-21 to $4.6 million for Q1-22, primarily due to Coomeva, an important Colombian public health insurance plan (Entidades Promotoras de Salud, or “EPS”), going bankrupt, which affected our sales of Diabetrics products through governmental channels as distributors adjusted their inventories to account for the patients previously covered by Coomeva. We believe these adjustments to be temporary and expect distributers to readjust their inventories when the patients previously covered by Coomeva are transferred to another EPS. In addition, we also experienced certain supply chain issues with suppliers of materials, which have been addressed in the second quarter of 2022.

Nextgel

The 1.4% increase in net revenue for the Nextgel SBU from $25.0 million for Q1-21 to $25.3 million for Q1-22 was primarily due a significant increase in the CDMO for Softgel and gummies business, which was partially offset by a decrease in the sales of Dronabinol and Progesterone products due to regulatory approvals processes and manufacturing site changes, which we expect to be resolved by the third quarter of 2022.

Procaps Colombia

The 17.4% increase in net revenues for the Procaps Colombia SBU from $27.1 million for Q1-21 to $31.9 million for Q1-22 was primarily due to increased demand for existing Rx and OTC products, such as Gestavit, Citragel, Muvett and B-Vit, and the rollout of new products, such as Dolofen and Calcio+Vit D3.

EBITDA1

Adjusted EBITDA increased by 15.5% from $8.0 million for Q1-21 to $9.2 million for Q1-22.

This increase was primarily driven by the increased demand across branded Rx and OTC businesses from both our existing products and iCDMO business as well as from our continued rollout of new product launches.

Adjusted EBITDA margin for Q1-22 was 10.7%, a 45.4 bps increase from Q1-21. 2

Please see below the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin to net income, which Procaps believes is the most comparable IFRS measure to Adjusted EBITDA for Q1-22 and Q1-21.

	Q122	%NR	Q121	%NR	Δ%
Net Income	16.4	19.2%	(17.0)	-22.0%	n.a.
Financial expenses	(14.6)	-17.0%	14.2	18.4%	n.a.
Income tax	5.7	6.6%	1.9	2.4%	199.4%
D&A	3.5	4.1%	4.5	5.9%	-22.8%
EBITDA	11.0	12.9%	3.6	4.7%	204%
FX translation adjustments[1]	(5.2)		0.2
Transaction expenses[2]	2.4		3.3
Other expenses[3]	1.0		0.9
Adjusted EBITDA	9.2	10.8%	8.0	10.3%	15.0%
Adjusted EBITDA margin		10.8%	10.3%		52.2	bps

(1)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries’ from U.S. dollars into the functional currency of those subsidiaries as of March 31, 2022 and 2021.

(2)	Transactions expenses primarily include: (i) capital markets advisory fees of $1.1 million incurred in connection with the Business Combination, (ii) incremental audit fees of $0.3 million incurred in connection with the Business Combination, (iii) consulting, accounting and legal expenses incurred in connection with the Business Combination, (iv) tail policy insurance costs in connection with the Business Combination, and (v) incremental director & officer policy insurance costs incurred in connection with the Business Combination.

(3)	Other expenses primarily include (i) COVID-19 impact adjustments in the amount of $0.9 million for Q1-22 and $0.8 million for Q1-21, primarily due to expenses incurred for safety precautions during the pandemic, such as employees’ COVID-19 testing, vaccination, office, and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, other miscellaneous expenses resulted from COVID-19 pandemic, and (ii) other non-operating costs.

[1]	See under the heading “Use of Non-IFRS Financial Measures” for a discussion of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin.

Net Income

Net income for Q1-22 was $16.4 million, compared to a net loss of $17.0 million for Q1-21. The increase in net income for the period includes a U$20.2 million non-cash gain from the re-valuation of our ordinary shares held in escrow and warrant liabilities, which the change in fair value from December 31, 2021 to March 31, 2022 is recorded as finance (expenses) income, net.

Procaps expects to report its complete first quarter 2022 financial results in the next few weeks. The preliminary financial results set forth in this release are based on the information available to us at this time. Our actual results may vary from the estimated preliminary results presented here due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the quarter ended March 31, 2022 are finalized. The estimated preliminary financial results have not been audited or reviewed by our independent registered public accounting firm. These estimates should not be viewed as a substitute for our full interim financial statements. Accordingly, you should not place undue reliance on this preliminary data.

In conjunction with Procaps’ full earnings release for the first quarter of 2022, we will host a Business Update conference call during which management will discuss the first quarter 2022 financial results and provide an update on current and future business initiatives. Further information regarding the call will be provided at a later date.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and more than 4,900 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over the counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA and Adjusted EBITDA margin, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

We define EBITDA as net income (loss) for the period before interest (expense) income, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain foreign currency translation adjustments, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II and certain other costs, and other nonrecurring nonoperational or unordinary items as Procaps may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as additional measures so investors may evaluate our Adjusted EBITDA margin. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles or IFRS and are non-IFRS financial measures.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin, as defined by us, may not be comparable to similarly titled measures reported by other companies. It, therefore, may not be possible to compare our use of these non-IFRS financial measures with those used by other companies.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include expectations regarding the timing and completion of the acquisition of Grupo Somar and Procaps’ market presence in Mexico following the acquisition; expectations regarding regulatory approvals and manufacturing site changes in connection with Dronabinol and Progesterone; and expectations regarding distributors’ inventory adjustments due to the transferring of patients from Coomeva to another EPS. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps Group are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition Grupo Somar , the impact of COVID-19 on Procaps’ business, costs related to the acquisition and integration of Grupo Somar, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.